Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

Chicago Mercantile Exchange Holdings Inc. posted the following article to its Web site on June 27, 2007.

Forward-Looking Statements

This article may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME’s and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the combined company may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT’s operations with CME’s may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

More information regarding other risks to the parties performance can be found in their filings with the Securities and Exchange Commission (SEC), including Item 1A of each of their Annual Reports on Form 10-K for the fiscal year ended December 31, 2006 and their most recent Quarterly Reports on Form 10-Q. Copies of said filings are available online at http://www.sec.gov/ or on request from CME or CBOT. You should not place undue reliance on forward- looking statements, which speak only as of the date of this article. Except for any obligation to disclose material information under the Federal securities laws, CME and CBOT undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this article.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the SEC in connection with the proposed transaction, as supplemented. This article is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and the supplement thereto and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (http://www.sec.gov/) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul or from CBOT Holdings, Inc., Attn:InvestorRelations, at 141 West Jackson, Chicago, Illinois 60604.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CME’s directors and executive officers is available in CME’s proxy statement for its 2007 annual meeting of stockholders, dated March 17, 2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC.

CBOT and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CHICAGO SUN-TIMES ‘Sheparding’ local Fox News

FEDER, PAGE 49

BUSINESS

PAGE 47 | THURSDAY, JUNE 21, 2007 | EDITOR: DAN MILLER | 312-321-2841 | Let’s get into it.

146.00

DOW INDUSTRIALS down 1.07

percent at 13489.42

26.80

NASDAQ COMPOSITE down 1.02 percent at 2599.96

20.86

S&P 500 down 1.36 percent

at 1512.84

It’s the platform, stupid

exchanges Electronic systems key in deal, veteran trader says

CONTINUED FROM PAGE 47

PLATFORM Reliability is key

BY DAVID ROEDER

Commodities trader Richard Dennis -- famous in the Chicago markets for gaining, losing and gaining again multi-millions of dollars -- has a little free advice for Chicago Board of Trade shareholders considering two takeover bids for the exchange.

Look to the quality of the bidders’ electronic trading systems, he said Wednesday. Dennis said that alone makes the offer from the Chicago Mercantile Exchange clearly better than a financially richer proposal from IntercontinentalExchange Inc.

“When it comes to the reliability of trading platforms, the Merc is a nine, the Board of Trade is a six and ICE is a one,” Dennis told the Sun-Times. He said that of all the trading glitches he encounters, “80 percent of them are due to ICE and the rest equally to the Board of Trade and the Merc.”

Whoever buys the Board of Trade would take over its computerized trading

SEE PLATFORM, PAGE 52

system. The relative merits of the Merc’s computer network, called Globex, and ICE have become a hot topic with traders in advance of a July 9 shareholder vote on a CBOT-Merc union.

ICE is an all-electronic exchange that handles a fraction of the Merc’s daily volume, but has become a prime trading venue for the volatile energy markets. Some Board of Trade shareholders have voiced doubts that ICE could handle the volume from their exchange.

Others, in opposing the Merc proposal as endorsed by CBOT management, argue the technological risk is small and price alone should decide the buyout.

On dollars, ICE has the decided advantage. Terms of its proposal value the CBOT at $224.50 a share, or $11.86 billion, while the Merc is offering $190.37 a share, or $10.06 billion, plus a one-time dividend of $9.14 a share, worth an extra $485 million.

Dennis, who said he owns no stake in any exchange, said CBOT shareholders would be wrong to vote down the Merc offer to try to “squeeze another 4 percent or so out of the deal.”

Lost in the debate

over the offers is the risk built into the stock price of each exchange, Dennis said, because the shares have appreciated rapidly on huge growth in trading volume and merger mania.

“I suspect a lot of the Board of Trade shareholders who complain about the Merc offer aren’t into electronic trading very heavily,” Dennis said.

Futures exchanges report glitches in electronic trading to their federal overseer, the Commodity Futures Trading Commission. A spokesman for that agency said it keeps no statistics on system reliability.

Both the Merc and ICE insist their systems operate 99.99 percent of the time without trouble.

Some traders, however, have said they have been vexed by problems with ICE. A delay in trading executions of mere milliseconds can be huge to active traders.

Dennis said ICE’s system “tends to crash” during fast markets and has delayed reactions during slow markets. “The Merc system is more mature and consistent,” he said.

ICE spokeswoman Kelly Loeffler said the system was down only six minutes in 2006.

It’s the traders waving and shouting orders who usually come to mind when we think of the futures exchanges. But it’s the electronic trading- now about 75 percent of the business at both the Merc and the CBOT - and the computer systems that are key to the takeover proposals CBOT members are considering.

Cult-like figure calls this year ‘not so good’

Richard Dennis made hundreds of millions of dollars in the markets during both the 1980s and 1990s, but in each case closed up shop after substantial losses in customer accounts He’s been back in recent years, trading for his own account and a couple of business partners, and mostly from his home.

Now 58, he remains a cult-like figure among traders who revere him as a pioneer for his mathematical approach of futures trading that’s supposed to strip out emotion and hunches. He admits that his reclusive nature adds to his legend.

Asked if he would sit for a Sun-Times photo,

Richard Dennis

Dennis replied, “People won’t think of me as Greta Garbo if I do.”

Dennis in 2000 liquidated a trading fund that once drew $350 million. He’s staged a quiet comeback in commodities, saying that last year was the best he’s ever had by a whisker.

And this year? “Not so good”

-- David Roeder